

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2025

Adam Orvos
Executive Vice President and Chief Financial Officer
Ross Stores, Inc.
5130 Hacienda Drive
Dublin, CA 94568

> **Re: Ross Stores, Inc.**
> **Form 10-K for Fiscal Year Ended February 1, 2025**
> **File No. 000-14678**

Dear Adam Orvos:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services